

March 20, 2014

Via E-mail
Mr. Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, Pennsylvania 15212

> **RE: Matthews International Corporation**
> **Form 10-K for the Year Ended September 30, 2013**
> **Filed November 27, 2013**
> **Form 10-Q for the Period Ended December 31, 2013**
> **Filed February 5, 2014**
> **File No. 0-9115**

Dear Mr. Nicola:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 19

2. Please quantify the impact of each significant factor when multiple factors materially impact your consolidated or segment results. For example, sales for the Graphics Imaging segment increased by $34.7 million from fiscal 2012 to fiscal 2013, which resulted principally from the acquisition of Wetzel, partially offset by lower sales volume in the segment's principal markets due to soft economic conditions. Please separately quantify the impact of the acquisition and the impact of lower sales volume. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

3. You discuss the impact of unusual charges on operating profit and segment operating profit. It appears that certain of these charges including strategic cost-structure initiatives have been incurred in multiple years. In this regard, please clarify how you determined it was appropriate to characterize these costs as unusual. Please see Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also separately quantify each item that you are characterizing as unusual.

4. In regards to the strategic cost-structure initiatives, please tell us what consideration you gave as to whether these represent exit or disposal cost obligations and correspondingly whether you should provide the disclosures called for by ASC 420-10-50 and SAB Topic 5:P.4. Please also refer to the transactions and activities covered by ASC 420-10 which are discussed in ASC 420-10-15-3 through 15-5.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Trade Receivables and Allowance for Doubtful Accounts, page 43

5. The information provided in Schedule II indicates that you have determined that $1 to $2 million of your accounts receivable have not been collectible during each year over the past three years. Your allowance for doubtful accounts as of September 30, 2013 represents approximately five times the amount of accounts receivable determined to be uncollectible during the year ended September 30, 2013. Please help us better understand the factors you consider in determining that your allowance for doubtful accounts is fairly stated at the end of each period. Please tell us what consideration you give to your days sales outstanding as well as the aging of your receivables. Please also provide us with your accounts receivable

aging analysis as of September 30, 2013 and tell us how much of the accounts receivable balance as of September 30, 2013 has been subsequently collected.

Note 17. Acquisitions, page 63

6. In regard to your purchases of additional interests in entities which you previously consolidated, please provide the disclosures required by ASC 810-10-50-1A(d). Please also refer to the example provided in ASC 810-10-55-4L regarding the presentation of purchases of subsidiary shares from noncontrolling interests.

Form 10-Q for the Period Ended December 31, 2013

General

7. During your earnings call held on January 24, 2014, you indicated that you are currently in a legal dispute with one of your competitors in the Funeral Home Products segment. Due to the extent of anticipated cost in connection with the litigation with this matter, you are including this expense in unusual items in fiscal 2014. Please tell us what consideration you gave to providing disclosures related to this matter pursuant to ASC 450-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Steven F. Nicola
Matthews International Corporation
March 20, 2014
Page 4

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief